

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Howard Doong
Chief Executive Officer
American BriVision (Holding) Corporation
44370 Old Warm Springs Blvd.
Fremont, CA 94538

> **Re: American BriVision (Holding) Corporation**
> **Registration Statement on Form S-1**
> **Filed November 24, 2020**
> **File No. 333-250899**

Dear Dr. Doong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Please revise to indicate on which tier of the OTC Markets your common stock is currently quoted.

Selling Shareholders, page 99

2.   It appears that a number of shareholders acquired the shares of your common stock in a merger that took place in February 2019, pursuant to a consulting agreement in June 2020 and through debt to equity conversions in August 2019 and April 2020 yet the selling shareholders table reflects that certain of these selling shareholders do not currently own any shares in the company's common stock. Please revise or advise. If certain shares owned by the selling shareholders are already issued and outstanding, please have counsel

revise the legality opinion to state that such shares "are" legally issued, fully paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No.19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.